

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
John L. Krug	Mark Udell

COMPANY:	DATE:
SEC	1/5/11

FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
(202) 772-9291	6

PHONE NUMBER:	SENDER'S REFERENCE NUMBER:

RE:	YOUR REFERENCE NUMBER:
HealthSport, Inc's response to SEC Comments (File #000-23100)	

☑ URGENT   ☑ FOR REVIEW   ☐ PLEASE COMMENT   ☐ PLEASE REPLY   ☐ PLEASE RECYCLE

NOTES/COMMENTS:

CONFIDENTIAL

John,

Please find attached HealthSport, Inc's response to your comments dated on December 13, 2010 in regards to our Form 10-K filed on March 31, 2010 (File No. 000-23100).

If you have any questions, please feel free to call me at (818) 593-4880.

Regards,

Mark Udell
Chief Accounting Officer
HealthSport, Inc.

1620 Beacon Place | Oxnard, CA 93033 | PHONE 818-593-4880 | FAX 805-487-7163



January 5, 2011

Via Fax

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re: HealthSport, Inc.
         Form 10-K Filed on March 31, 2010
         File Number 000-23100

Mr. Riedler:

On behalf of HealthSport, Inc. (the "**Company**"), I am providing the following responses to the comments set forth in the comment letter of the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") dated December 13, 2010 (the "**Comment Letter**") relating to the above-referenced Form 10-K filed on March 31, 2010 (the "**Form 10-K**").

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.   **We note you initially stated your intention to incorporate the information requested by Part III from your definitive proxy statement and that you subsequently amended the Form 10-K to include the Part III information. However, we also note you apparently have not filed a proxy statement since at least 2006. Since you are registered with the Commission pursuant to Section 12 of the Exchange Act, please provide an explanation why you have not filed required proxy statements and your intention with respect to the future filing of proxy statements. In this regard, we also note the proposed merger with SMI. Please tell us whether you intend to file a Schedule 14A or 14C. If you do not, please provide the basis for your belief that you are not required to file a Schedule 14A or 14C.**

Response:

We note the Staff's comment and make the following response: Since 2006 we have undergone significant transitions resulting in multiple changes to its board of directors and management. Current management has only been in position since December 2009 and later. Such transitions have resulted in directors and management being in their position for short intervals. In addition, the exigencies of our business have required significant resources devoted to financing activities of the Company. Consequently, we have not held a shareholder's meeting since 2006 and therefore it has not been necessary to file a related proxy statement. We intend to hold a shareholder's meeting when our financial position has improved and business circumstances require a shareholder meeting. In regards to the proposed merger with SMI, such merger transaction does not require a vote of our shareholders under Delaware State law. Therefore, we are not required to file a Schedule 14A or 14C.

2. **To the extent the sole patent and patent applications referred to in the discussion are material, please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the products and/or technology to which the patent and patent applications pertain, disclose when the sole granted patent is scheduled to expire, and disclose the jurisdictions in which the patent application are pending.**

Response:

We note the Staff's comment and propose the following disclosure for inclusion in futuro filings:

Our thin film technology utilizes patent pending and proprietary processes that we believe differentiates us from our competitors. The foundation of this distinction is our proprietary, bi-layer system. This system includes a liquid-based film layer that contains and stabilizes the active ingredients along with a powder matrix layer that can deliver supplemental active ingredients and provide additional functional components, including flavoring agents, stabilizers, pliability enhancers, and mucosal permeation enhancers. These two layers are specifically designed to work together to control various aspects of the product composition, such as dissolution rate, active absorption rate and product adhesion. The completed bi-layer system allows for a product with increased stability, higher loading of active ingredients and increased palatability.

We have filed several U.S. and foreign patent applications relating to our thin film technology. In January 2010 we were issued a Mexican patent relating to our bi-layer technology in particular to edible film for transmucosal delivery of nutritional supplements. This patent is scheduled to expire in May 2026. We currently have six patent applications pending in the U.S. and abroad. The six patent applications pending are: (1) method and apparatus for minimizing heat, moisture and shear damage to medicants and other compositions of same with edible films, (2) method and apparatus for minimizing heat, moisture and shear damage to medicants and other compositions of same with edible films (continuation-in-part application) (3) method and apparatus for minimizing heat, moisture and shear damage to medicants and other compositions of same with edible films (divisional application), (4) administration of medicaments to animals, methods for their manufacture and methods for their use for the treatment of pets, (5) methods for modulating, dissolution, bioavailability, bioequivalence and drug delivery profile of thin film drug delivery systems, controlled-release thin film dosage formats and methods for their manufacture use and (6) composition for administering and active ingredient and method for making and using the same. As we continue to develop our technology and products, we expect to have additional potential patent filings in the future. We also maintain a significant portfolio of intellectual property as trade secrets, technical know-how, and proprietary processes and information. All such intellectual property is protected by a combination of contractual provisions, Company policies, intellectual property laws and other measures.

3. **We note construction at the Oxnard facility was originally anticipated to be completed by September 15, 2010, however you are currently unable to complete construction until you receive additional funding. Please confirm that your future filings will contain expanded disclosure concerning the completion of construction of your Oxnard facility to indicate the amount of additional funding necessary to complete construction and the amount of time required to complete construction if and when additional funding is obtained.**

Response:

We note the Staff's comment and confirm that our future filings will contain expanded disclosure concerning the completion of construction of your Oxnard facility to indicate the amount of additional funding necessary to complete construction and the amount of time required to complete construction if and when additional funding is obtained.

1620 Beacon Place | Oxnard, CA 93033 | PHONE 818.593.4880 | FAX 805.487.7163

4.   Please provide a proposed revised disclosure for inclusion in future filings that expands the discussion concerning your material distribution agreements to describe the material terms of the agreements including territory, exclusivity provisions, term and termination provisions, compensation provisions, production and performance obligations, including which products are subject to the agreement. In this regard, your discussion should quantify and discuss the Perrigo minimum purchase requirements, the actual purchases and the reasons for the shortfall. Additionally, you should disclose when the agreement expires, the monthly sales requirements and whether these requirements are being met.

Response:

We note the Staff's comment and propose the following disclosure for inclusion in future filings:

As a fully integrated developer, producer and supplier of oral thin film products, we are aggressively pursuing additional opportunities for expanding our sales and distribution channels. We plan to partner with large pharmaceutical and retail products companies to leverage our core competencies with proven branding and marketing success.

On March 11, 2008, we entered into a five-year distribution agreement with Perrigo Florida, Inc. ("Perrigo"), formerly known as Unico Holdings, Inc., which expires on March 11, 2013 Perrigo's customers include most of the largest retailers and distributors in the U.S. in each of these sales channels. The agreement calls for a minimum of $22 million of product purchases over a five-year term in order for Perrigo to maintain its exclusive distribution right. The distribution agreement allows Perrigo to distribute, market, offer to sell and sell Enlyten Branded Strips, Controlled Product Labeled PediaStrips and Private Label PediaStrips or any other products developed by us that are competitive or interchangeable with any product ("Products") in the United States of America, territory of Puerto Rico and Canada ("Territory") solely for the sale of Products to food, drug, mass markets, dollar store and drug wholesaler customers ("Field"). Perrigo shall be responsible for, and shall use reasonable commercial efforts to market and sell the Products in the Territory. Perrigo shall be obligated to meet the volume commitments in the Territory as defined in the table below:

12-Month Period (Commencing June 1, 2008)	Total Aggregate Cassettes of Private Label, Control or Branded PediaStrips (Per Cassette)
Year 1	2,000,000
Year 2	3,000,000
Year 3	5,000,000
Year 4	7,000,000
Year 5	9,000,000

In the event that Perrigo does not achieve the volume commitments for any particular year, and such shortfall is not attributable to our failure to supply the Products or to a Force Majeure, then within 30 days after the end of the year in question, we shall provide Perrigo with written notice of the shortfall. Perrigo shall then have 30 days to meet its volume commitments for the previous year containing the shortfall. If Perrigo fails to meet its applicable volume commitment for any year, we may then, in its sole discretion: (i) terminate Perrigo's exclusivity but grant to it a nonexclusive distribution right in the Territory subject to Perrigo agreeing thereto; or (ii) terminate the distribution agreement in its entirety. During year 1,

Perrigo purchased 1,076,064 cassettes from us, which resulted in a shortfall of 923,936 cassettes. The reason for the shortfall was due to lack of retail sales generated by Perrigo. As a result, Perrigo significantly reduced their orders from us throughout 2009. Pricing negotiated with Perrigo can be adjusted anytime after June 1, 2009 and upon 90 days prior written notice of our intent to increase the price per unit up to a maximum of five percent once during each 12 month period to offset increased ingredients, labor and manufacturing costs.

On July 14, 2009, we entered into a strategic alliance with Destiny Productions, LLC and Content Marketing Solutions, Inc. ("Destiny") for the strategic marketing, content development, distribution and sale of our oral thin film products. Under the terms of the agreement we agree to pay Destiny a commission for sales delivered by Destiny. In addition, we have agreed to advance to Destiny commissions in the amount of $20,000 per month, subject to Destiny meeting certain minimum sales requirements. The advances are offset against commissions earned by Destiny under the agreement. This agreement entered into with Destiny expires on December 1, 2012.

5.   **We note the risk factor concerning your dependence on third party distributors. These arrangements appear to be material. Please file copies of the Perrigo, Destiny Productions, and Content Marketing agreements as exhibits. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.**

   Response:

   We note the Staff's comment and, in response, state that we have determined that we are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B). These agreements were entered in the ordinary course of business and are deemed to be immaterial in amount and significance. Both Perrigo and Destiny Productions and Content Marketing agreements are not currently generating revenues, have not done so since May 2009 and are immaterial to our current business model. Since entering both agreements, we have only generated $903,894 of product revenues out of total product revenues of $3,634,391 from 1/1/08 to 12/31/09. This represents only approximately 25% of our total product revenues during this period. In addition, from 1/1/09 to 12/31/09, we have only generated $244,178 of product revenues from these agreements out of total product revenues of $2,215,181, which represents only 11% of our product revenues during this period.

6.   **Please confirm that your future Form 10-K filings will provide all the disclosure required pursuant to Item 103 with respect to pending litigation. Please note, the reference to disclosure in other filings is not sufficient.**

   Response:

   We note the Staff's comment and confirm to provide all disclosures required pursuant to Item 103 with respect to pending litigation in future 10-K filings.

7.   **In future filings, please expand your disclosure to discuss the impact the termination of your agreement with T Lynn has had on your results of operations and liquidity and capital resources.**

Response:

We note the Staff's comment and plan to expand our disclosure to discuss the impact the termination of our agreement with T Lynn has had on our results of operations and liquidity and capital resources.

*   *   *

Please do not hesitate to call me at (818) 593-4880 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

HealthSport, Inc.



By: Kevin Taheri
Title: Chief Executive Officer

1620 Beacon Place | Oxnard, CA 93033 | PHONE 818 593.4880 | FAX 805.487.7163